

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 21, 2010

Via U.S. Mail and Facsimile

Jason N. Ader
Chairman and Chief Executive Officer
Western Liberty Bancorp
1370 Avenue of the Americas, 28th Floor
New York, NY 10019

> **Re: Western Liberty Bancorp**
> **Post-Effective Amendment No. 1 to Registration Statement on**
>   **Form S-4**
> **Filed July 2, 2010**
> **File No. 333-164790**

Dear Mr. Ader:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Form S-4 filed July 2, 2010

Prospectus Cover Page

1. Revise the second paragraph of the prospectus cover page to re-characterize the exchange on an individual basis. That is, discuss the exchange on a per share basis. In this regard, the paragraph should disclose that "the number of

shares to be received in the exchange is not fixed and cannot be determined at this time. In addition, the value of the shares to be received will depend not only on the number of shares that may be received but also on the market price of Western Liberty's OTCBB quoted price. Finally, the receipt of the shares to be received in the exchange will not occur until after regulatory approvals have been received. Management expects the exchange to occur during the __ quarter of 2010. Please see the section under 'Summary' that provides more details relating to the exchange pricing and valuation."

2. Please revise to disclose, if accurate, that there could be a significant lapse of time between the time Service 1st shareholders vote on the transaction and closing. Please also add a risk factor that adequately addresses this risk.

3. Please revise the prospectus cover page to disclose the bid information for Western Liberty's common stock as of the most recent practicable date.

Summary, page 1

4. Please revise the summary to add a subsection for "Pricing and Valuation" and add a table to provide various illustrations of the potential values to be received for each share. The table should begin with Actual Base Consideration at March 31, 2010 and June 30, 2010, with a footnote explaining the assumptions (i.e., less $1 million and less estimated transaction expenses of $_____). The footnote should also disclose that the Base Consideration is not subject to any floor or cap and will be calculated as of the close of business on the last day of the calendar month immediately before the calendar month in which final regulatory approvals are obtained. The second column should contain the actual or minimum share price; the third column, the number of shares to be received with a footnote explaining the floor of $8.00 and a cap of $9.36; and the fourth column, the actual market value as of those dates. In addition, add a footnote to disclose the number of options and warrants that would be issued.

5. Revise the summary to add a subsection for "Benefits to Certain Service 1st Officers and Directors" and disclose the number of options and warrants held, the number vested, whether unvested options will be accelerated in the exchange and the aggregate value of the options and warrants (current market value less strike prices). In addition, disclose if any members of Service 1st will become directors and the compensation arrangements for directors. Also,

disclose the material terms of the employment agreements. Finally, disclose any other benefits to these persons.

Risk Factors, page 7

General

6. We note that at the time Service 1st shareholders vote on the transaction, they will not know the number of shares to be received in exchange for their shares or the value to be received. Please add a risk factor that adequately addresses this risk.

The Acquisition, page 28

Approval of the Merger Agreement, page 39

7. With respect to the opinion provided by Keefe, Bruyette & Woods to the Service 1st board of directors, please provide the information required by Item 1015(b) of Regulation M-A. Refer to Item 4(b) of Form S-4. Please also file the opinion as an exhibit to the registration statement or as part of the prospectus. Refer to Item 21(c) of Form S-4.

Signatures, page II-9

8. It does not appear that the registration statement has been signed by the registrant's principal financial officer or by its controller or principal accounting officer. Please revise the next amendment to include all required signatures. Refer to Instruction 1 of the Signatures portion of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Jeffrey A. Horwitz, Esq.
        Frank J. Lopez, Esq.
            Proskauer Rose, LLP